Exhibit (a)(1)(B)(ii)

SUPPLEMENT NO. 2 TO

OFFERING CIRCULAR

THORNBURG MORTGAGE, INC.

OFFER TO EXCHANGE

Up to 132,042,645 shares of common stock for all outstanding shares of

8.00% Series C Cumulative Redeemable Preferred Stock (CUSIP No. 885218305)

Series D Adjusting Rate Cumulative Redeemable Preferred Stock (CUSIP No. 885218404)

7.50% Series E Cumulative Convertible Redeemable Preferred Stock (CUSIP No. 885218503)

10% Series F Cumulative Convertible Redeemable Preferred Stock (CUSIP No. 885218701)

and

CONSENT SOLICITATION

This Supplement No. 2 to Offering Circular (this “Supplement No. 2”) supplements and amends the Offering Circular, dated July 23, 2008 (as amended and supplemented from time to time, the “Offering Circular”), and the related Letters of Transmittal and Consent (as amended and supplemented from time to time, the “Letters of Transmittal and Consent”) of Thornburg Mortgage, Inc., a Maryland corporation (the “Company”). The Company is amending the terms of the previously announced offer to exchange up to all of its outstanding shares of 8.00% Series C Cumulative Redeemable Preferred Stock (“Series C Preferred Stock”), Series D Adjusting Rate Cumulative Redeemable Preferred Stock (“Series D Preferred Stock”), 7.50% Series E Cumulative Convertible Redeemable Preferred Stock (“Series E Preferred Stock”) and 10% Series F Cumulative Convertible Redeemable Preferred Stock (“Series F Preferred Stock” and, together with the Series C Preferred Stock, Series D Preferred Stock, and Series E Preferred Stock, the “Preferred Stock”) in exchange for up to 154,049,753 shares of its common stock, par value $0.01 per share (the “Common Stock”), and up to $220,071,075 in cash and the related solicitation of consents from the holders of each series of Preferred Stock. Such Offering Circular and Letters of Transmittal and Consent together constitute the “Exchange Offer and Consent Solicitation.”

Except as explicitly set forth in this Supplement No. 2, the terms and conditions of the Exchange Offer and Consent Solicitation remain as set forth in the Offering Circular, and this Supplement No. 2 should be read in connection with the Offering Circular. Unless otherwise indicated, capitalized terms used in this Supplement No. 2 have the same meanings given to them in the Offering Circular.

Holders of shares of the Preferred Stock who have previously validly tendered (and not withdrawn) their shares of the Preferred Stock need not take any further action in order to tender such shares.

Completion of the Exchange Offer and Consent Solicitation in Compliance with Maryland law.

As set forth in the Offering Circular, we are not obligated to accept for exchange shares of Preferred Stock tendered pursuant to the Exchange Offer and Consent Solicitation, if at any time on or after the date of the Offering Circular and prior to the expiration of the Exchange Offer and Consent Solicitation the conditions to the Exchange Offer and Consent Solicitation are not satisfied, including that the consummation of the Exchange Offer and Consent Solicitation would not violate any law or regulation applicable to us. Specifically, our distribution to holders of shares of our Preferred Stock of the cash consideration offered in the Exchange Offer and Consent Solicitation must comply with the terms of our charter and the applicable provisions of the Maryland General Corporation Law (“MGCL”). We have continued to monitor our compliance with certain requirements set forth in the MGCL necessary to pay the cash consideration offered in the Exchange Offer and Consent Solicitation.

As of the date of this Supplement, despite our diligent negotiations, we have not been able to reach a satisfactory agreement with the reverse repurchase agreement counterparties that are party to the Override Agreement. Therefore, we did not satisfy the conditions of the Exchange Offer and Consent Solicitation described above on the expiration date and we were not able to close the Exchange Offer and Consent Solicitation.

Termination of the Escrow and the Issuance of the Escrowed Warrants

Due to the failure to satisfy the Additional Financing Conditions on or prior to September 30, 2008, the Escrow Agreement was terminated on September 30, 2008. As a result, the approximately $188.6 million that has been held by Wilmington Trust Company as Escrowed Funds are being released to the subscribers to the Escrow Agreement in accordance with its terms. The Escrowed Funds, which had been intended to be used to satisfy the cash consideration for the Exchange Offer and Consent Solicitation, are no longer available to be used for such purpose. Furthermore, on September 30, 2008, the investors in the Financing Transaction became entitled to receive their pro rata share (based on the aggregate principal amount of Senior Subordinated Secured Notes outstanding) of the Escrowed Warrants, which represent approximately 30 million shares of our Common Stock prior to giving effect to the Reverse Stock Split, which we anticipate issuing promptly. Fractional shares of Common Stock underlying the Escrowed Warrants resulting from the Reverse Stock Split to which each investor was entitled will be rounded up to the nearest whole share.

Reverse Split of Our Common Stock

On July 17, 2008, our Board of Directors approved a one-for-ten reverse split of the Common Stock (the “Reverse Stock Split”), which became effective on Friday, September 26, 2008. The reverse stock split was implemented to cure a deficiency under Section 802.01C of the New York Stock Exchange Listed Company Manual that resulted from the average closing price of the Common Stock falling below $1.00 for more than 30 consecutive trading days. Pursuant to the Reverse Stock Split, every ten (10) shares of common stock outstanding before the effective time of the Reverse Stock Split were combined into one share of Common Stock, with fractional shares being rounded up to the nearest whole share. Following the Reverse Stock Split, shares of our Common Stock will continue to have a par value of $0.01 per share.

Modification to the Consideration Offered in the Exchange Offer and Consent Solicitation

We are amending the Exchange Offer and Consent Solicitation to revise and replace the previously offered consideration of $5.00 in cash and 3.5 shares (prior to giving effect to the Reverse Stock Split) of Common Stock in exchange for each share of Preferred Stock in the Offering Circular. In lieu of the previously offered consideration, holders that validly tender their shares of Preferred Stock pursuant to the terms of the Exchange Offer and Consent Solicitation will receive no cash and three shares (after giving effect to the Reverse Stock Split) of Common Stock for each share of Preferred Stock tendered. Up to 132,042,645 shares of Common Stock and no cash are now offered in exchange for all outstanding shares of Preferred Stock.

As amended by this Supplement No. 2, in the Exchange Offer and Consent Solicitation:

•	For each tendered share of Series C Preferred Stock accepted for exchange by us, the holder will receive three shares (after giving effect to the Reverse Stock Split) of Common Stock and no cash;

•	For each tendered share of Series D Preferred Stock accepted for exchange by us, the holder will receive three shares (after giving effect to the Reverse Stock Split) of Common Stock and no cash;

•	For each tendered share of Series E Preferred Stock accepted for exchange by us, the holder will receive three shares (after giving effect to the Reverse Stock Split) of Common Stock and no cash; and

•	For each tendered share of Series F Preferred Stock accepted for exchange by us, the holder will receive three shares (after giving effect to the Reverse Stock Split) of Common Stock and no cash.

No cash or other consideration will be delivered other than the three shares of Common Stock for each share of Preferred Stock tendered, as described above.

We intend to apply to the New York Stock Exchange (the “NYSE”) for a financial viability exemption from the shareholder approval requirements of the NYSE with respect to the additional shares of Common Stock to be issued in the Exchange Offer and Consent Solicitation.

We intend to further supplement to the Offering Circular with more detail on, among other things, the anticipated impact to the Company of the change in the consideration to the Exchange Offer and Consent Solicitation, after which we intend to keep the Exchange Offer and Consent Solicitation open, or extend the Expiration Date, as required by applicable law.

Extension of Expiration Date

Pursuant to our press release dated October 1, 2008, we have extended the expiration date for the Exchange Offer and Consent Solicitation from September 30, 2008 at 5:00 p.m. EDT to October 31, 2008 at 5:00 p.m. EDT, unless further extended or terminated. If we further extend the period of time for which the Exchange Offer and Consent Solicitation is open, the term “Expiration Date” will mean the latest time and date on which the Exchange Offer and Consent Solicitation, as so extended, expires.